Filed Pursuant to Rule 253(g)(2)

File No. 024-11150

Worthy Peer Capital II, Inc.

SUPPLEMENT NO. 2 DATED MAY 11, 2020

TO THE OFFERING CIRCULAR DATED MARCH 17, 2020

(as supplemented by Supplement No. 1 dated March 31, 2020)

This supplement (“Supplement”) amends and supplements our Offering Circular, dated March 17, 2020, as previously supplemented by Supplement No. 1 dated March 31, 2020 (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular, as previously supplemented. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Offering Circular, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Offering Circular, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Offering Circular, as previously supplemented.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to Worthy Peer Capital II, Inc.

The purpose of this supplement is to disclose our newly established:

●	Worthy II Bond Rewards Program (Investor Offers and Referral Offers); and

●	Interest Rate Boost Program.

WORTHY II BOND REWARDS PROGRAM

The Company is pleased to offer the opportunity to participate in the Worthy II Bond Rewards Program as described in this offering circular (the “Program”). The Company has created the Program to provide (i) investors who meet certain eligibility standards the opportunity to receive Worthy II Bonds as a thank you for becoming an investor, being an investor, or referring a friend or family member to open an account on the Worthy Fintech Platform to join the Worthy community and (ii) new members of the Worthy community who meet certain eligibility standards the opportunity to receive Worthy II Bonds as a thank you for opening an account on the Worthy Fintech Platform as a result of an eligible referral. An eligible investor or new member of the Worthy community as a result of an eligible referral will be presented with an offer to receive an award of our Worthy II Bonds (each a “Worthy II Bond Reward”). The offer presented to an individual will specify the eligibility criteria, the number of Worthy II Bonds subject to the award and any other terms or restrictions of the award if different from those specified in this offering circular. Redemptions of Worthy II Bond Rewards will be fulfilled through Worthy II Bonds issued under the offering statement of which this offering circular forms a part. Unless otherwise specified in an offer communication, the offers the Company plans to make under the Program from time to time include:

Investor Offers

●	A Worthy II Bond Reward to an eligible investor to receive one Worthy II Bond (i) per one to ten Worthy II Bonds purchased by such eligible investor, with such number of purchased bonds to be set by the Company in its sole discretion from time to time, (ii) if such eligible investor invests in Worthy II Bonds as a result of certain advertisements suggesting opening an account on the Worthy Fintech Platform, and (ii) if such eligible investor opens a new IRA account on the Worthy Fintech Platform and the investor elects in its sole discretion to obtain a Worthy II Bond Reward rather than have all of his or her third party fees of the IRA covered by the Company, subject to the Applicable Restrictions (the “Investor Offer”). If the eligible investor meets more than one of the three items above, only one Worthy II Bond will be issued pursuant to a Worthy II Bond Reward, except it is possible more than one Worthy II Bond may be issued pursuant to a Worthy II Bond Reward per item (i) above. The Worthy II Bonds will be awarded at the account level. We will generally process a Worthy II Bond Reward for an Investor Offer and deposit the Worthy II Bond issued pursuant to the Worthy II Bond Reward in such investor’s account within 15 days following the date of the qualifying investment. An eligible investor will find his or her specific offer communication in his or her account on the Worthy App.

Referral Offers

●	A Worthy II Bond Reward to each an eligible Referror and Referree to each receive one Worthy II Bond per eligible new member of the Worthy community for which an eligible existing investor (a “Referror”) refers an eligible new member of the Worthy community (a “Referree”) as a result of which the Referree has opened a qualifying account using a unique referral link designated to the Referror, subject to the Applicable Restrictions (the “Referral Offer”). The Referree would not be required to fund his or her account on the Worthy Fintech Platform in order for the Referror and the Referree to each receive a Worthy II Bond Reward. The Worthy II Bond will be awarded at the account level. The Referree’s account must be active and remain in good standing as of the date the Worthy II Bond Reward is redeemed. We will generally process a Worthy II Bond Reward for a Referral Offer and deposit the Worthy II Bond issued pursuant to the Worthy II Bond Reward in such Referror’s account and Referree’s account within 15 days following the date the Referree opens a qualifying account with the unique referral link designated to the Referror. Worthy II Bond Reward is limited to the number of Worthy II Bonds per qualifying new Referree account specified in the Referral Offer communication, subject to a maximum of 50 Worthy II Bonds per Referror account and Referree account per calendar year. An eligible Referror and eligible Referree will each receive his or her specific offer communications, including the number of Worthy II Bonds he or she is eligible to receive as to eligible referrals, through his or her Worthy account dashboard.

We believe that the Program presents a unique opportunity to thank our investors for their loyalty and referrals and thank new members of the Worthy community for joining as a result of the referrals.

As described in more detail in this offering circular, the following features are available to Program participants (“participants,” “you,” or “your”) and Program participants must agree to certain terms:

●	Easy to Receive Awards. Participants can redeem Worthy II Bond Rewards in the Investor Offer and the Referral Offer through the link provided to them in their offer communication or through their account at www.worthybonds.com.

●	No Fees to Participate Worthy II Bond Rewards. A participant will be able to receive and redeem a Worthy II Bond Reward offer at no cost to the participant.

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This offering circular (including any supplements or revisions that may be distributed in the future) sets forth the terms of the Program. We reserve the right to add to, suspend, modify, or terminate the Program or any Worthy II Bond Rewards at any time. We may suspend at our sole discretion at any time the availability of the Program to any individual or participant suspected of acting in bad faith as to, or abusing, the Program. You will receive notice of any significant addition, suspension, modification, or termination. The Company also reserve the right to change any administrative procedures of the Program without notice.

We will determine any question of interpretation arising under the Program, and any such determination will be final. Any action taken by us to effectuate the Program in the good faith exercise of our judgment will be binding on all parties.

Any questions regarding the Program should be referred to our customer care at support@worthy.us.

Eligibility

You are eligible to participate in the applicable offer under the Program if you meet the requirements outlined below.

●	Investor Offer Eligibility. You must be the primary account holder of an investment account with the Company as of the date of the awarding and redemption of the Worthy II Bond Reward, a U.S. resident of majority age and have received a Worthy II Bond Reward communication from us. You must also meet the Applicable Restrictions.

●	Referral Offer Eligibility. In order for you to receive a Worthy II Bond Reward as a Referror for referring a friend or family member to join the Worthy community or as a Referree for joining the Worthy community, such Referree must open an account on the Worthy Fintech Platform and must have used to open the Referree’s account the unique referral link that we assigned to the Referror. The Referree would not be required to fund their account on the Worthy Fintech Platform in order for the Referror and the Referree to receive a Worthy II Bond Reward. The Referree’s account must be active and remain in good standing as of the date the Worthy II Bond Reward is redeemed. You must be a U.S. resident of majority age and have received a valid Referral Offer Worthy II Bond Reward communication from us and you must meet the Applicable Restrictions. Worthy II Bond Rewards are limited to the number of Worthy II Bonds per qualifying new Referree account specified in the Referral Offer communication, subject to a maximum of 50 Worthy II Bonds per Referror and per Referree account per calendar year.

Applicable Restrictions

In order for an investor, Referror or Referree to be eligible for a Worthy II Bond Reward for purposes of Investor Offers and Referral Offers, respectively, the investor, Referror and Referree will be required to waive the right to demand repayment by the Company of the Worthy II Bonds issued pursuant to the Worthy II Bond Rewards for 90 days immediately following the date of issuance.

Certain types of investor, Referror and Referree accounts are excluded from eligibility to receive or redeem a Worthy II Bond Reward, including, but not limited to, government accounts, employee accounts, other accounts designated by the Company as “special” accounts, including without limitation, VIP accounts, and dealer accounts. To determine if your account is eligible, you should check your account at the Worthy App or at www.worthybonds.com, or contact our customer service at support@worthy.us

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The Program is currently available only to U.S. residents (including residents of Puerto Rico), and you may only participate if you are of the age of majority for the state in which you reside. We may later allow foreign residents to join the Program, which may depend upon your country of residence and other factors as we determine in our discretion. Worthy II Bond Rewards under the Investor Offer are limited to 100 Worthy II Bonds per calendar year per investor. Worthy II Bond Rewards under the Referral Offer are limited to 50 Worthy II Bonds per calendar year per Offeror and per Offerree.

The Company reserves the right to determine that any investor, Referror or Referree is not eligible to receive or redeem a Worthy II Bond Reward. Accounts must be active and in good standing at the time of redeeming any offer under the Program.

Worthy II Bond Rewards are not transferable.

Electronic Book-Entry of Worthy II Bonds

Worthy II Bonds in the Program will be maintained in your name in book-entry form. Physical certificates are not available.

DESCRIPTION OF THE INTEREST RATE BOOST PROGRAM

If an investor purchases a minimum of $1,000 of Worthy II Bonds and agrees to waive the right to demand repayment by the Company of the Worthy II Bonds for 12 months immediately following the date of purchase, the Company will increase the rate of interest during such 12 month period on such Worthy II Bonds by 0.5% (as adjusted, 5.5%) to 1.0% (as adjusted 6.0%), which rate is to be determined by the Company from time to time at its sole discretion.

RISK FACTORS

Risks Relating to Participation in the Worthy II Bond Rewards Program

We may limit, add to, suspend, modify, terminate or extend the Program, or redemptions of Worthy II Bond Rewards, at any time.

At any time and in our sole discretion, we may limit, add to, suspend, modify terminate or extend the Program, or redemptions of Worthy II Bond Rewards under the Program, or any of its terms and conditions, which could result in the realization of substantially fewer benefits to participants than what you may expect. We have no prior experience with the implementation of a program such as the Program. We may find that it is substantially more expensive to implement and maintain than what we currently expect, or it may result in substantially fewer benefits than what we anticipate. We have reserved the right to change the terms and conditions of the program or Worthy II Bond Rewards or to modify, suspend, or cancel the program in its entirety or to modify, suspend or cancel any Worthy II Bond Rewards at any time. Any of these actions could keep you from realizing any meaningful benefit from the Program or any Worthy II Bond Reward, and you could realize substantially fewer benefits of participation than what you may expect.

Any Worthy II Bond Rewards you receive as a result of the Program could have adverse tax consequences to you.

There is some uncertainty about the appropriate treatment of these Worthy II Bond Rewards for income purposes. You may be subject to tax on the value of your Worthy II Bond Rewards. If you receive Worthy II Bonds under the Investor Offer or Referral Offer, upon receipt you will generally realize taxable income equal to the fair market value of the Worthy II Bonds. Your participation in the Program may increase the complexity of your tax filings and may cause you to be ineligible to file Internal Revenue Service Form 1040-EZ, if you would otherwise be eligible to file such form.

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The administration and operation of the Program is significantly dependent on information technology.

The Program utilizes a novel technology platform, posing increased operational risk associated with the use of new technologies. Participants must rely on us to securely collect, transmit, and store electronic information in connection with its administration of the Program. Despite any security measures that we may put in place, we and our service providers’ information technology systems may be susceptible to damage, disruptions, or shutdowns due to hardware failures, computer viruses, hacker attacks, telecommunication failures, user errors, catastrophic events, or other factors. Any damage or disruption to, or shutdown suffered by, information technology systems used in connection with the Program could interrupt Program administration and expose participants (current and past) to the risk that others may obtain unauthorized access to their confidential information, including personal information and credit card and other financial data.

USE OF PROCEEDS

The Company will not receive any proceeds from the redemption of Worthy II Bond Rewards.

PLAN OF DISTRIBUTION

The Worthy II Bonds offered pursuant to the Program are offered directly to Program participants. There are no expenses charged to participants in connection with redemption of Worthy II Bond Rewards under the Program. All costs of administering the Program will be paid by us. Our Worthy II Bonds may not be available under the Program in all states or jurisdictions. We are not making an offer to sell our Worthy II Bonds in any jurisdiction where the offer or sale is not permitted.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations that may be relevant to the Program. Your participation in the Program will have certain consequences from a U.S. federal income tax standpoint. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Because the Program is unique, there are limited applicable legal precedents applicable to the income tax consequences of the Program, and we are not able to describe all of the material tax consequences with certainty. The following discussion is for general purposes only, is limited to U.S. federal income tax consequences only, and may not be applicable depending on your particular situation. The discussion addressed only to individuals who are U.S. citizens or residents for U.S. tax purposes, and who hold their Worthy II Bonds as “capital assets” within meaning of the Code. You are urged to consult your own tax advisor with respect to the income and other tax consequences of the Program, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

If you receive Worthy II Bonds under the Investor Offer or the Referral Offer, upon receipt you will generally realize taxable income equal to the fair market value (calculated using the method described under the heading “Price of Worthy II Bonds” in this offering circular) of the Worthy II Bonds. We will report this amount to the IRS using Form 1099-MISC as applicable.

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Also while not free from doubt, we intend to take the position that there will be no income tax consequences to you if your Worthy II Bond Rewards expire without being redeemed.

There can be no assurance IRS will agree with the foregoing tax treatment, and it is possible that the federal income tax consequences of the Program could differ from those described above.

Your participation in the Program may also be subject to information reporting and tax withholding.

Your participation in the Program may increase the complexity of your tax filings and may cause you to be ineligible to file Internal Revenue Service Form 1040-EZ, if you would otherwise be eligible to file such form. The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending on your particular situation. You are urged to consult your own tax advisor with respect to the tax consequences of your participation in the Program, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

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